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                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                                  NIAGARA CORPORATION
                                -----------------------
                                   (Name of Issuer)

                            Common Stock, par value $.001
                          ---------------------------------
                            (Title of Class of Securities)

                                      653349100
                                ---------------------
                                    (CUSIP Number)


                                    Jon S. Kimmel
                               17723 Lake Estates Drive
                              Boca Raton, Florida 33496
                                  (561) 852-6541
                          ---------------------------------
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)


                                     June 19, 1997
                          ---------------------------------
                         (Date of Event Which Requires Filing
                                  of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.



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CUSIP NO. 6553349100

1)  Name of Reporting Person           Jon S. Kimmel
    S.S. or I.R.S. Identifica-
    tion No. of Above Person           Social Security No. ###-##-####

2)  Check the Appropriate Box         (a)------------------------------
    if a Member of a Group            (b)------------------------------
    (See Instructions)

3)  SEC Use Only

4)  Source of Funds (See
    Instructions)                                PF

5)  Check if Disclosure of Legal
    Proceedings is Required Pur-
    suant to Items 2(d) or 2(e)

6)  Citizenship or Place of                      United States
    Organization

Number of          (7)  Sole Voting Power        310,000 shares (1)
Shares Bene-       (8)  Shared Voting
 ficially               Power                      -0-
Owned by           (9)  Sole Dispositive
Each Report-            Power                    310,000 shares (1)
 ing Person        (10) Shared Dispositive
With                    Power                      -0-

11) Aggregate Amount Beneficially
    Owned by Each Reporting Person               310,000 shares (1)

12) Check if the Aggregate Amount
    in Row (11) Excludes Certain
    Shares (See Instructions)

13) Percent of Class Represented
    by Amount in Row (11)                        7.5% (1),(2)

14) Type of Reporting Person (See
    Instructions)                                IN

-----------------
(1) Includes 200,000 warrants to acquire shares of Common Stock, which warrants are currently exercisable.

(2) Based on 3,954,465 shares of Common Stock outstanding as of May 5, 1997, as set forth in the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders.


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                                INTRODUCTORY STATEMENT


         This Statement being filed to report the ownership by Jon S. Kimmel of shares of Common Stock, and warrants to acquire Common Stock of, Niagara Corporation.

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Niagara Corporation, a Delaware corporation (the "Company"), which, to the best knowledge of the person filing this Statement, is a corporation with its principal executive offices located at 667 Madison Avenue, New York, New York 10021.

Item 2.  Identity and Background

         (a)   The person filing this Statement is Jon S. Kimmel.

         (b) The address of Mr. Kimmel is 17723 Lake Estates Drive, Boca Raton, Florida 33496.

         (c) Mr. Kimmel is the chief executive officer of American Boarts Crushing Co., Inc. He has purchased shares of Common Stock of the Company in his business as a private investor.

         (d) Mr. Kimmel has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Mr. Kimmel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f)  Mr. Kimmel is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Kimmel purchased 75,000 shares of Common Stock and 100,000 warrants (the "Warrants") to purchase shares of Common Stock in the Company's initial public offering in 1993. In May 1993, in connection with bridge financing extended to the Company, Mr. Kimmel received the Bridge Warrants (the "Bridge Warrants") to purchase 100,000 shares of the Company's Common Stock. Mr. Kimmel purchased in the open market an additional 20,000 shares of Common Stock in September 1996, and 15,000 shares in June 1997. Mr. Kimmel purchased such shares of Common Stock and warrants with his personal funds.



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Item 4.  Purpose of Transaction.

         Mr. Kimmel has acquired the shares of Common Stock, the Warrants and the Bridge Warrants owned by him for investment purposes. Mr. Kimmel has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. Kimmel may, from time to time or at any time, dispose of all or some of the shares of Common Stock owned by him, or acquire additional shares of Common Stock depending upon price and market conditions, Mr. Kimmel's evaluation of the Company, alternative investments and other factors.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Kimmel beneficially owns directly 110,000 shares of Common Stock (the "Shares"), and Warrants and Bridge Warrants to acquire 200,000 shares of Common Stock (the "Warrant Shares"), which constitute, in accordance with the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, approximately 7.5% of the outstanding shares of Common Stock of the Company.(3)

         (b) Mr. Kimmel has sole power to vote and dispose of the Shares, and if the Warrants and Bridge Warrants were exercised to purchase the Warrant Shares, the Warrant Shares as well.

         (c) During the 60-day period prior to the date of this Report, Mr. Kimmel acquired 15,000 shares of Common Stock in the open market at a price per share of $6.375.

         (d) To the best knowledge of Mr. Kimmel, no person other than Mr. Kimmel has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares, or to direct the acquisition of the Warrant Shares.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Not Applicable.


Item 7.  Material to be Filed as Exhibits.

         None.

--------------
(3) The percentage is calculated based on 3,954,465 shares outstanding as reported in the Proxy Statement.


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                                      SIGNATURE



         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         /s/ JON S. KIMMEL
                                            -------------------------
                                            Jon S. Kimmel